UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

Amendment No. 6
to
ANNUAL REPORT
of
EUROPEAN INVESTMENT BANK
(Name of registrant)

Date of end of last fiscal year:  December 31, 2016

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Philip J. Boeckman, Esq.
Cravath, Swaine & Moore LLP
CityPoint
One Ropemaker Street
London EC2Y 9HR
United Kingdom

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2016 (the “Annual Report”) as follows:

The following additional exhibit is added to the Annual Report:

Exhibit XVIII:  Joint report from the negotiators of the European Union and the United Kingdom Government on progress during phase 1 of negotiations under Article 50 TEU.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized at Luxembourg, Grand Duchy of Luxembourg, on the 8th day of December, 2017.

EUROPEAN INVESTMENT BANK (Name of registrant)

by	/s/ Bertrand de Mazières
Bertrand de Mazières
Director General
Finance Directorate

by
/s/ Eila Kreivi
Eila Kreivi
Director
Head of Capital Markets Department

EXHIBIT INDEX

Exhibit	Document

XVIII	Joint report from the negotiators of the European Union and the United Kingdom Government on progress during phase 1 of negotiations under Article 50 TEU.